Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Champps Entertainment, Inc.:

We consent to the incorporation by reference in the registration statements Nos. 333-106792, 333-90287, 333-32501, and 333-32503 on Forms S-8, and registration statement No. 333-102261 on Form S-3, of Champps Entertainment, Inc. of our report dated August 15, 2003, with respect to the consolidated balance sheets of Champps Entertainment, Inc. as of June 29, 2003 and June 30, 2002, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 29, 2003, which report appears in the June 29, 2003 annual report on Form 10-K of Champps Entertainment, Inc.

KPMG LLP

Denver, Colorado
September 19, 2003